June 15, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Dorrie Yale
Sasha Parikh
Kevin Vaughn

Re:	Eidos Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-225235)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 8, 2018 and the date hereof, approximately 1,905 copies of the Preliminary Prospectus dated June 8, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, June 19, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Charles Newton
Name: Charles Newton
Title: Managing Director, Co-Head of Americas Healthcare

[Signature Page to Eidos Therapeutics, Inc. Acceleration Request]